UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Disposal of Treasury Stocks as Employee Award

On August 20, 2018, the Executive Management Committee of POSCO has resolved the plan on the disposal of the treasury stocks as follows:

☐	Purpose: Continuous Services Award etc.

☐	Category and Number of Shares to be Disposed: Common Shares / 260 Shares

☐	Disposal Method: Over-The-Counter Trading

☐	Disposal Period: August 21, 2018 ~ August 24, 2018

(ø The actual disposal is scheduled from August 23 to 24, 2018)

☐	Security Brokerage Firm: None

ø

The Agenda ‘Disposal of Treasury Stocks as Employee Award’ was approved by the Board of Directors’ Meeting on February 7, 2013 where the approval of the disposal of the treasury stocks was delegated to the Executive Management Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: August 21, 2018	By	/s/ Yoon, Duk-Il
(Signature)
	Name:	Yoon, Duk-Il
	Title:	Senior Vice President